Exhibit 4.18.2

Amendment No. 2
to License No. 17951 (registration series A 017215)
dated April 26, 2001

To add additional clauses to the Conditions For Carrying Out Activities Under License No. 17951:

1.

OJSC “KB Impuls” (the Licensee) is hereby authorized to provide voice communications services of the telematic service of voice data transmission.

2.

Services shall be provided by the Licensee with the involvement of the Licensee’s telematic services technical facilities for voice data transmission and technical facilities for packet-switched data transmission.

3.

The installed capacity of the voice data transmission of the Licensee’s telematics services shall enable at least 30 simultaneous connections by end of the License period, including at least 8 simultaneous connections by the end of 2003.

4.

The Licensee shall have the right to have its voice data transmission telematic equipment connected to the public telephone network and to the commercial parts of the “Iskra” network, to the data transmission networks and public telematics services, and to use the communications channels and physical communication circuits of the public communications network.

5.

The Licensee’s voice data transmission telematic equipment shall be connected to the public telephone network locally as subscribers’ terminals and/or private branch exchange (PBX).

Switched channels of the aforesaid networks may be used only to provide access to subscribers to the voice data transmission telematic services of the Licensee and shall not be used for purposes of point-to-point connection and mating with voice data transfer networks and for connection of the voice data transmission telematic service of the Licensee with the data transmission networks and telematic equipment of other operators.

6.

Connection of the Licensee’s voice data transmission telematic equipment to the public telephone network, to the commercial parts of the “Iskra” network, to the public data transmission networks and telematic services, lease of communication channels and physical circuits of public communication network shall be effected pursuant to agreements with operators of the relevant public communication networks and subject to tariffs applicable to the given category of users.

7.

Capacity of groups of circuits through which the technical devices of the voice data transmission telematic services of the Licensee are connected to the switch stations of the public telephone network, shall be sufficient to ensure compliance with the applicable norms of maximum load during hour of peak load (HPL) per one circuit. If the local telephone network has the required technical capacity, the amount of the maximum load during HPL may be changed on the basis of an agreement between the operator of the local telephone network and the telematic services operator.

Ministry of The Russian Federation for Telecommunications and Informatization

8.

Voice data transmission telematic services technical devices shall not be provided for organization of inter-exchange or inter-network connections of the public telephone networks.

9.

Connection between nodes of the voice data transmission telematic services of the Licensee, and connection to the telematic services of other operators shall be effected only with the use of the data transmission devices.

10.

Voice transmission telematic services for communication between the public telephone network users and users of the commercial part of the “Iskra” network, on the one hand, and the dedicated telephone networks users, on the other hand, shall not be allowed.

11.

The users shall be notified of the quality parameters of the services when they enter into an agreement.

First Deputy Minister of the Russian Federation for Telecommunications and Informatization	[Signature]	A.N. Kiselyov August 01, 2002

Deputy Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	V.N. Ugrioumova

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